

February 4, 2011

U.S. Securities & Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

> RE: **Tombstone Exploration Corporation**
> **Waiver of the Audit of Cumulative Information**
> **Period from January 1, 2006 (Inception) to December 31, 2006**

Dear Sir or Madam:

On or about December 17, 2010, Tombstone Exploration Corporation (the "Company"), a Canadian federal corporation, received a comment letter from the Securities & Exchange Commission (the "Commission") pertaining to the Company's Form 20-F for the Fiscal Year Ended December 31, 2009 (the "Annual Report") as filed with the Commission on July 16, 2010. As part of said letter, the Commission requested that the Company file an amendment to its Annual Report to include audited financials for the period from January 1, 2006 (inception) to December 31, 2009.

Alternatively, the Commission indicated that the Company may request a waiver of the audit of the cumulative information from your office for the period from January 1, 2006 (inception) to December 31, 2006 only.

Therefore, this letter is being respectfully submitted to your office requesting a waiver of such information. The basis for this request is that the Company's auditor during that period of time, Moore & Associates ("Moore"), has since lost his PCAOB Registration. Specifically, the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality control standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and non-cooperation with the PCAOB investigation. Similarly, on October 6, 2009, the Commission suspended Moore from appearing or practicing before the Commission as accountants as a result of these same violations.

In light of the above, and based on the difficulties that the Company would encounter in attempting to locate certain documentation that was provided to Moore and never returned to the Company, the Company respectfully requests that the Commission grant this request for a waiver.

Thank you for your attention and courtesies with respect to this matter. Please contact the undersigned directly with any questions at (408) 305-4507.

> Very truly yours,
>
> **TOMBSTONE EXPLORATION CORPORATION**
>
> */s/ Alan M. Brown*
> Alan M. Brown
> President and Chief Executive Officer